UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 3.2 billion

for the second quarter of 2007

Current share buyback program of CHF 8 billion expected to be completed during 2008, ahead of plan.

In the second quarter of 2007, diluted earnings per share improved to CHF 2.82 from CHF 1.86 in the same period a year earlier, and the return on equity was 29.7% compared to 21.6%.

For the first half of 2007, net income was CHF 5.9 billion. Diluted earnings per share improved to CHF 5.24 from CHF 4.07 in the same period a year earlier, and the return on equity was 27.4% compared to 23.1%.

Net new assets in the second quarter of 2007 were CHF 13.3 billion in Wealth Management and CHF 20.4 billion in Asset Management.

Financial Highlights
(in CHF million, except where indicated)	2Q07	1Q07	2Q06	% change	% change
				vs 1Q07	vs 2Q06
Income from continuing operations	3,189	2,729	1,872	17	70
Net income	3,189	2,729	2,158	17	48
Diluted earnings per share
from continuing operations (CHF)	2.82	2.42	1.61	17	75
Diluted earnings per share (CHF)	2.82	2.42	1.86	17	52
Return on equity	29.7%	25.2%	21.6%	-	-
BIS tier 1 ratio (end of period)	13.0%	13.2%	10.6%	-	-
Core results ¹
Net revenues	11,703	10,669	8,047	10	45
Provision for credit losses	(20)	53	10	-	-
Total operating expenses	7,637	7,040	5,587	8	37
Income from continuing operations
before taxes	4,086	3,576	2,450	14	67
¹ Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests without significant economic interest.

Zurich, August 2, 2007 Credit Suisse Group today announced net income of CHF 3,189 million for the second quarter of 2007. Income from continuing operations increased 70% from the same period a year earlier. Diluted earnings per share were CHF 2.82, up from CHF 1.86 in the same period a year earlier.

Commenting on the quarter, Brady W. Dougan, Chief Executive Officer of Credit Suisse Group, said:

“The record operating results for the second quarter continue to build on the strong earnings momentum we have established over the past year. Revenues rose from both the previous quarter and a year earlier

Media Release
August 2, 2007 Page 2/5

and benefited from our client-focused business model. Our focus on efficiency led to improved operating leverage, even as we continue to invest in the growth of our business.”

He added: “I am particularly pleased with our performance given the fact that we had more challenging conditions in some markets, which we expect to continue. However, I am very optimistic about the long-term growth prospects for Credit Suisse, and I believe that our client-focused, integrated business model and disciplined risk-taking will enable us to deliver superior value to shareholders through market cycles.”

Segment Results

(in CHF million)		2Q07	1Q07	2Q06	% change	% change
					vs 1Q07	vs 2Q06
Investment	Net revenues	7,538	6'582	4'436	15	70
Banking	Provision for credit losses	9	61	16	(85)	(44)
	Total operating expenses	5,027	4'531	3'133	11	60
	Income from continuing
	operations before taxes	2,502	1,990	1,287	26	94
Private	Net revenues	3,353	3,366	2,913	0	15
Banking	Provision for credit losses	(29)	(7)	(5)	-	-
	Total operating expenses	2,001	1,934	1,795	3	11
	Income from continuing
	operations before taxes	1,381	1,439	1'123	(4)	23
Asset	Net revenues	853	776	675	10	26
Management	Provision for credit losses	0	0	(1)	-	100
	Total operating expenses	554	519	649	7	(15)
	Income from continuing operations before taxes	299	257	27	16	-

Investment Banking

The Investment Banking segment reported record income from continuing operations before taxes of CHF 2,502 million for the second quarter of 2007, up 94% compared to the second quarter of 2006. Net revenues increased 70% to record levels, with substantial increases in all major business areas. Provisions for credit losses decreased compared to the second quarter of 2006. Total operating expenses increased 60%. Excluding the impact in the second quarter of 2006 of credits from insurance settlements for litigation and related costs, total operating expenses rose 39% in the second quarter of 2007 compared to the same period in 2006, due primarily to higher compensation expenses, reflecting higher revenues, and higher other operating expenses. Investment Banking continued to reduce its non-compensation costs. General and administrative expenses were down 14% in the second quarter of 2007 compared to the second quarter of 2006, excluding the impact of the credits from insurance settlements. This decline reflected a lower fixed cost run-rate despite increased business activity. The compensation/revenue ratio was 51.5% in the second quarter of 2007 compared to 53.5% in the second quarter of 2006. The pre-tax income margin rose to 33.2% in the quarter from 29.0% in the second quarter of 2006.

Private Banking

The Private Banking segment, which is comprised of the Wealth Management and Corporate & Retail Banking businesses, reported income from continuing operations before taxes of CHF 1,381 million for the second quarter of 2007, up 23% compared to the second quarter of 2006.

Media Release
August 2, 2007 Page 3/5

The Wealth Management business reported record income from continuing operations before taxes of CHF 1,001 million for the second quarter of 2007, up 28% compared to the second quarter of 2006. Net revenues rose 17%, driven by strong improvements in recurring revenues, mainly due to higher asset-based commissions and fees, particularly from managed assets, as well as an increase in transaction-based revenues. The 10% increase in total operating expenses during the quarter was primarily attributable to higher compensation and benefits related to the ongoing strategic investment in the global franchise and higher performance-related compensation in line with improved results. The pre-tax income margin was 42.0% in the second quarter of 2007, compared to 38.3% in the second quarter of 2006.

The Corporate & Retail Banking business reported a 10% rise in income from continuing operations before taxes to CHF 380 million for the second quarter of 2007 compared to the second quarter of 2006. Net revenues rose 10%. The 14% increase in total operating expenses compared to the second quarter of 2006 reflected an increase in compensation and benefits as well as higher other operating expenses. Provisions for credit losses reflected net releases of CHF 28 million, mainly due to the resolution of a single exposure. The pre-tax income margin was 39.2% in the second quarter of 2007, compared to 39.1% in the second quarter of 2006.

Asset Management

The Asset Management segment reported income from continuing operations before taxes of CHF 299 million for the second quarter of 2007, an increase of CHF 272 million compared to the second quarter of 2006. Net revenues increased 26% compared to the second quarter of 2006, driven by asset management and administrative revenues as well as by increased private equity and other investment-related gains. Total operating expenses were down 15% from the second quarter of 2006. The second quarter of 2006 included costs of CHF 152 million associated with the realignment of the Asset Management business, particularly in the US. The pre-tax income margin was 35.1% in the second quarter of 2007. As of June 30, 2007, assets under management totaled CHF 749.6 billion, an increase of 5.8% from March 31, 2007.

Net New Assets

The Wealth Management business generated net new assets of CHF 13.3 billion in the second quarter of 2007, representing an annualized quarterly growth rate of 6.5%. This was driven by particularly strong inflows from Europe and the Americas. The Asset Management business reported strong net new assets of CHF 20.4 billion in the second quarter of 2007, mainly reflecting inflows from money market assets, alternative investments and balanced assets. Credit Suisse’s total assets under management were CHF 1,629.0 billion as of June 30, 2007, an increase of 5.0% from March 31, 2007.

First-half 2007 results

Credit Suisse Group posted net income of CHF 5,918 million in the first half of 2007. Income from continuing operations increased 40% from the same period a year earlier. Diluted earnings per share improved to CHF 5.24 in the first half of 2007 from CHF 4.07 in the same period of 2006, and the return on equity amounted to 27.4% in the first half of 2007, up from 23.1% in the first half of 2006.

Acceleration of current share buyback program

As part of its current share buyback program of up to CHF 8 billion, which was launched on May 9, 2007, Credit Suisse Group bought back CHF 2.5 billion by the end of July. It plans to repurchase a further CHF

Media Release
August 2, 2007 Page 4/5

2.5 billion by the end of 2007 and expects to complete the program during 2008, well ahead of the 2010 target.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	Our plans, objectives or goals;
•	Our future economic performance or prospects;
•	The potential effect on our future performance of certain contingencies; and
•	Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	The ability to maintain sufficient liquidity and access capital markets;
•	Market and interest rate fluctuations;
•	The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

•	The ability of counterparties to meet their obligations to us;
•	The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	Political and social developments, including war, civil unrest or terrorist activity;
•	The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	Operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	The effects of changes in laws, regulations or accounting policies or practices;
•	Competition in geographic and business areas in which we conduct our operations;
•	The ability to retain and recruit qualified personnel;
•	The ability to maintain our reputation and promote our brand;
•	The ability to increase market share and control expenses;
•	Technological changes;
•	The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	The adverse resolution of litigation and other contingencies; and
•	Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group’s Financial Review 2Q07 and Credit Suisse Group’s Financial Statements 2Q07.

Media Release
August 2, 2007 Page 5/5

Presentation of Credit Suisse Group’s Second-Quarter 2007 Results

Analyst and Media Conference

▪	Thursday, August 2, 2007

10:00 CEST / 09:00 BST / 04:00 EST

Credit Suisse Auditorium Uetlihof, Zurich

▪	Simultaneous interpreting: German – English, English – German

▪	Speakers

Brady W. Dougan, Chief Executive Officer of Credit Suisse Group

Renato Fassbind, Chief Financial Officer of Credit Suisse Group

▪	Internet

Live broadcast at: www.credit-suisse.com/results

Video playback available approximately 3 hours after the event

▪	Telephone
Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK) and

+1 866 291 4166 (US); ask for “Credit Suisse Group quarterly results”.

Please dial in 10-15 minutes before the start of the presentation

Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe),

+44 207 108 6233 (UK) and +1 866 416 2558 (US); conference ID English – 375#, conference

ID German – 369#

Second Quarter
Results 2007

Zurich

August 2, 2007

Brady W. Dougan, CEO
Renato Fassbind, CFO

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2006 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's second quarter report 2007.

Second Quarter Results 2007

Slide 2

Building on strong momentum

vs. 1Q07

vs. 2Q06

2Q07

Change in %

CHF m, except where indicated

1) for Core Results, i.e. excluding results from minority interests without significant economic interest

1Q07

2Q06

2Q07

in

Second Quarter Results 2007

Slide 3

1)

1)

1)

1)

Net revenues

11,703

45%

10%

Total operating expenses

7,637

37%

8%

Income from continuing operations before taxes

4,086

67%

14%

Net income

3,189

48%

17%

Diluted earnings per share in CHF

2.82

52%

17%

Cost/income ratio

65.3%

69.4%

66.0%

Return on equity

29.7%

21.6%

25.2%

Net new assets in CHF bn

27.6

30.2

43.0

Strong first half performace

Change in %
vs. 6M06

6M07

CHF m, except where indicated

1) for Core Results, i.e. excluding results from minority interests without significant economic interest

6M06

6M07

in

Second Quarter Results 2007

Slide 4

1)

1)

1)

1)

Net revenues

22,372

26%

Total operating expenses

14,677

20%

Income from continuing operations before taxes

7,662

39%

Net income

5,918

24%

Diluted earnings per share in CHF

5.24

29%

Cost/income ratio

65.6%

69.1%

Return on equity

27.4%

23.1%

Net new assets in CHF bn

70.6

57.4

4,492

2,820

556

Investment Banking

Private Banking

Asset Management

6M06

6M07

Record half-year results with solid pre-tax income margin levels

Pre-tax income

CHF m

+16%

+35%

Pre-tax income margin in %

                     23.3                   31.8                                            40.4                    42.0                                            28.9                      34.1

1) Excluding credits received from insurance settlements for litigation costs of CHF 474 m

2) Excluding business realignment costs of CHF 152 m

2)

1)

2)

Second Quarter Results 2007

Slide 5

+89%

77

71

71

68

59

66

66

76

71

66

Improved efficiency in the first half of 2007

Cost/income ratio

%, based on Core Results

6M07

2005

1) Excluding charge to increase the reserve for private litigation of CHF 960 m and charge of CHF 630 m for change in accounting for share-based compensation

2) 6M06 excluding credits received from insurance settlements for litigations costs of CHF 474 m

3) 6M06 excluding business realignment costs of CHF 152 m

IB

PB

AM

Core Results

6M06

6M07

6M06

1)

2) 3)

2)

3)

Second Quarter Results 2007

Slide 6

Continued asset gathering momentum

Wealth Management

Asset Management

Assets under management in CHF bn

Net new asset growth on AuM

in 2Q06 (annualized)                               6.5%

rolling four quarters                      6.7%

Assets under management in CHF bn

1Q07

2Q07

Other
effects

Net new
assets

814.8

860.5

32.4

13.3

1Q07

2Q07

Other
effects

Net new
assets

708.6

749.6

20.6

20.4

Net new asset growth on AuM

in 2Q06 (annualized)                             11.5%

rolling four quarters                    11.0%

Second Quarter Results 2007

Slide 7

71

69

75

72

41

42

32

39

43

41

70

42

Gross margin development

Wealth Management gross margin

Asset Management gross margin

2Q

3Q

4Q

1Q

2Q

118

109

101

113

116

6M07

2006

2006

2007

6M07

2006

Recurring revenues

Transaction-based

Basis points

Basis points

112

113

2Q

3Q

4Q

1Q

2Q

2006

2007

45

44

45

44

46

45

47

Before private equity and
other investment-related gains

Private equity and other
investment-related gains

Second Quarter Results 2007

Slide 8

37

37

37

38

37

36

8

9

7

7

5

8

39

11

296

13.0

13.2

13.9

11.3

Capital management

Risk-weighted assets in CHF bn

BIS Tier 1 ratio in %

Repurchased 27.4 m shares worth
CHF 2.5 bn by July 31 1)

31% of current CHF 8 bn program

plans for further repurchases of
CHF 2.5 bn by year-end 2007

expect early completion of current
program in 2008

Risk-weighted assets increase due to
business growth and an increase in
market risk equivalents

Issued USD 2 bn of hybrid capital

2006

1Q07

2Q07

2005

Comments

Tier 1 capital in CHF bn

        26.3                   35.1                   35.8                   38.6

1) 14.7 m shares worth CHF 1.3 bn by quarter-end 2Q07

+17%

+9%

Second Quarter Results 2007

Slide 9

Investment Banking with record results

Record revenues and pre-tax
income

Strong results amid higher market
volatility in certain areas and a
more challenging fixed income
trading environment

Continued progress in cost
management despite increase in
business activity

Highlights second quarter 2007

Second Quarter Results 2007

Slide 10

Improved profitability in Investment Banking

Strong pre-tax income growth
benefiting from diversified business mix

Noticeable improvement in pre-tax
income margin, but opportunities
remain

Continued focus on disciplined risk
management

Investment Banking pre-tax income

Comments on 2Q07

CHF m

2Q06

1Q07

2Q07

6M06

6M07

+208%

+26%

1,287

1,990

2,502

2,851

4,492

1)

Pre-tax income margin in %

           28.0               31.8                        29.0             30.2             33.2

1) Excluding CHF 474 m of credits received from
insurance settlements for litigation and related costs

+89%

1)

Second Quarter Results 2007

Slide 11

Record fixed income trading revenues in a more
challenging environment

Fixed income trading revenues

Comments on 2Q07

Despite challenges, the market
offered good opportunities across
various businesses

Higher revenues in:

leveraged finance

structured products (incl. CMBS)

emerging markets

currency trading

Lower revenues in RMBS, with lower
volumes and valuations

Proprietary trading improved from a
weak 2Q06

CHF m

2Q06

1Q07

2Q07

6M06

6M07

+69%

+18%

1,939

2,772

3,282

+29%

4,706

6,054

Second Quarter Results 2007

Slide 12

Record equity trading revenues amid favorable markets

Equity trading revenues

Comments on 2Q07

Increased trading volumes and higher
volatility

Cash business with increased deal
activity and client flows

Proprietary trading generated strong
results across strategies and regions

Derivatives performed well

Prime services revenues increased
with growth in balances and new
client mandates

CHF m

2Q06

1Q07

2Q07

6M06

6M07

+116%

+14%

1,146

2,171

2,475

+44%

3,223

4,646

Second Quarter Results 2007

Slide 13

Underwriting and advisory continue upward trend

Underwriting and advisory fees

Comments on 2Q07

Debt underwriting with strong
performance in leveraged finance,
reflecting active markets and the
strength of our franchise

Equity underwriting revenues
increased reflecting higher levels of
industry-wide equity issuance and
higher market share

Advisory fees improved reflecting
higher M&A activity and higher market
shares over the past several quarters

CHF m

Debt underwriting

Equity underwriting

Advisory and other fees

2Q06

1Q07

2Q07

6M06

6M07

+56%

1,331

1,547

1,758

2,369

3,305

+32%

+16%

+29%

+35%

+55%

+40%

+32%

Second Quarter Results 2007

Slide 14

859

934

875

881

803

827

55.5

53.5

53.5

42.2

51.5

51.5

Continued progress on cost management initiatives

2Q06

3Q06

4Q06

1Q07

2Q07

2005

Compensation/revenue ratio in %

G&A expenses in CHF m

Compensation and benefits expense
maintained at 51.5% ratio

Reflects disciplined approach to
compensation accrual

Continued reduction in G&A expenses
despite significant increase in volumes
and activity

Comments on 2Q07

2Q06

3Q06

4Q06

1Q07

2Q07

2005

1)

1) Quarterly average and excluding charge to increase the reserve for certain private litigation of CHF 960 m

2) Excluding credits received from insurance settlements for litigations and related costs of CHF 474 m and CHF 34 m in 2Q06 and 4Q06, respectively

2)

2)

(14)%

Second Quarter Results 2007

Slide 15

Private Banking with continued profitable growth

Overall favorable operating
environment

Assets under management
exceeded CHF 1 trillion
for the first time

New offices in the US, Kazakhstan
and Ukraine

Strengthening teams in key markets

Highlights second quarter 2007

Second Quarter Results 2007

Slide 16

Wealth Management pre-tax income a record CHF 1 bn

Profitable growth while making
investments to expand global franchise

Investment product sales were higher
compared to 2Q06 and at the same
high level achieved in 1Q07

Quarter and half-year pre-tax income
margins exceeded 40% mid-term
target

Wealth Management pre-tax income

Comments on 2Q07

CHF m

2Q06

1Q07

2Q07

6M06

6M07

+28%

+1%

779

988

1,001

+14%

1,742

1,989

Pre-tax income margin in %

      40.9               41.8                 38.3             41.5             42.0

Second Quarter Results 2007

Slide 17

12%

10%

Revenue

growth

Expense

growth

Increased operating leverage in Wealth Management

Growth 6M07 vs. 6M06

Expanding international growth platform

Added 100 RMs in 6M07 1)

Higher front- and back-office infra-
structure, sales & marketing costs

Continuously drive productivity

Enhancing the client value proposition
by leveraging the integrated bank

14% increase in pre-tax income

1) 60 in 1Q07 and 40 in 2Q07

Second Quarter Results 2007

Slide 18

Transaction-based

Recurring

Wealth Management growing recurring revenues

Net revenues

Recurring revenues increased 19%

higher asset-based commissions
and fees, particularly from managed
assets

higher interest income, mainly from
lower funding costs

Transaction-based revenue increased
15% reflecting higher brokerage and
product issuing fees

Comments on 2Q07 vs. 2Q06

2Q06

1Q07

2Q07

6M06

6M07

+19%

2,034

2,379

2,384

+17%

4,261

4,763

Recurring revenues as % of net revenues

      60.7               63.7               62.9                63.8               63.6

CHF m

+3%

+15%

Second Quarter Results 2007

Slide 19

Corporate & Retail Banking with good results, benefiting
from a positive operating environment

Sound economic fundamentals and
growth

Interest income benefited mainly from
higher liability volumes and margins,
partially offset by asset margin
pressures

Positive impact from net credit
provision releases of CHF 28 m

Net asset outflow of CHF 4.4 bn
resulting from one client in the
institutional pension business

Comments on 2Q07 vs. 2Q06

1) Including a non-credit provision release of CHF 37 m

Pre-tax income

CHF m

2Q06

1Q07

2Q07

6M06

6M07

+10%

(16)%

344

451

380

+21%

689

831

Pre-tax income margin in %

      39.1               42.5                 39.1             45.7             39.2

1)

1)

Second Quarter Results 2007

Slide 20

Asset Management continues positive momentum

Continued profitability improvement
and strong net new asset growth

Steady growth in commission and
fee-based revenues

Launched Nikko Credit Suisse
Infrastructure Fund, reaching assets
of CHF 1 bn in just three weeks

Continue to see momentum in
attracting new talent

Highlights second quarter 2007

Second Quarter Results 2007

Slide 21

Restoring profitability in Asset Management

Continue to see benefit from measures
taken in 2006 realignment

Volumes and revenues developed
favorably

Compensation levels in line with
better results; contained other
expenses

Reflects combination of growth in asset
base and stable gross margins

Asset Management pre-tax income

Comments

CHF m

2Q06

1Q07

2Q07

6M06

6M07

27

257

299

556

1791)

1)

Pre-tax income margin in %

      18.2               34.1                 4.0                33.1              35.1

1) Excluding CHF 152 m in business realignment costs

+16%

261

4131)

+67%

+35%

Second Quarter Results 2007

Slide 22

648

664

Increased recurring revenues and
strong private equity gains

2Q06

3Q06

4Q06

1Q07

2Q07

Asset management
revenues 1)

Private equity and
other investment-
related gains

Asset Management net revenues

CHF m

+19%

+2%

1) Fixed income and money market, equity, balanced and alternative investments and other

115

89

92

128

189

Second Quarter Results 2007

Slide 23

75

76

71

66

3

5

10

7

15

28

27

16

238

5

46

84

Progress against Group key performance indicators

Diluted EPS growth in %

(from continued operations as reported in period)

Return on equity in %

(based on after-tax reported net income)

2004

2005

2006

6M07

2004

2005

2006

6M07

2004

2005

2006

6M07

2004

2005

2006

6M07

Net new asset growth in %

(annualized on assets under management)

Cost / income ratio in % 1)

(based on Core Results)

1) Results for 2005 exclude charge to increase the reserve for certain private litigation of CHF 960 m and charge of CHF 630 m in relation to the change in accounting for share-based compensation. 2006 results exclude credits received from insurance settlements for litigation and related costs of CHF 508 m.

Second Quarter Results 2007

Slide 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: August 2, 2007
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications